

*For Immediate Release*

*For more information:*
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

**UNITED COMMUNITY BANKS, INC. REPORTS**
**DILUTED EARNINGS PER SHARE OF 34 CENTS FOR**
**FIRST QUARTER 2008**

BLAIRSVILLE, GA. - April 24, 2008 – United Community Banks, Inc. (NASDAQ: UCBI) today announced diluted earnings per share of 34 cents for the first quarter of 2008, compared to 44 cents for the first quarter of 2007. Total revenue on a taxable equivalent basis was $73.0 million for the quarter, compared to $75.8 million for the first quarter of 2007. Net income was $16.1 million, compared with $19.3 million in the first quarter of 2007. Return on tangible equity was 13.16 percent and return on assets was .78 percent for the first quarter of 2008, compared with 17.18 percent and 1.11 percent a year ago, respectively.

"Continued weakness in the residential construction and housing markets and uncertainty in the general economy made for a very challenging quarter," said Jimmy Tallent, president and chief executive officer. "We expect the business environment to remain difficult for 2008. However, we are confident that our business model, strong high-growth markets, and customer service focus will continue to create the foundation for future growth over the longer term."

Loans were up $566 million, or 10 percent, from the first quarter of 2007 due primarily to the acquisition of First Bank of the South in the second quarter of 2007. "Excluding acquisitions, loans were basically flat year over year," Tallent said. "During the first quarter, total loans were up $39 million, or 3 percent on an annualized basis. Commercial loans during the quarter saw growth of $90 million, or 15 percent annualized. This was offset partially by a $39 million decrease in our residential construction loan portfolio. We are actively pursuing high-quality borrowers in all of our markets, with an emphasis on small business and commercial lending. Through these efforts, we have been able to reduce residential construction loans over the past year from 35 percent to 30 percent of our total loan portfolio."

Total deposits increased $334 million, or 6 percent, from a year ago due to the acquisition of First Bank of the South. Excluding acquired deposits, total deposits decreased by $234 million primarily due to the run-off of higher-rate certificates of deposits. We elected not to compete for these high cost deposits without other customer relationships. "While overall account balances are lower, the number of customer relationships has continued to increase and our customer satisfaction scores continue to be at record levels," Tallent said. "This bodes well for us when the economy rebounds."

Taxable equivalent net interest revenue of $66.3 million reflected an increase of $1.2 million from the first quarter of 2007. Taxable equivalent net interest margin was 3.55 percent, compared with 3.73 percent for the fourth quarter of 2007 and 3.99 percent for the first quarter of 2007. "Our net interest margin continues to be under pressure on two fronts," Tallent said. "One is competitive deposit pricing that has kept us from lowering rates on our deposits as quickly as we repriced our prime based loans. The second is the increase in the level of non-performing assets this quarter. We expect these conditions to continue to put pressure on our margin as financial institutions compete for liquidity and as we aggressively move non-performing assets off of our books."

The first quarter provision for loan losses was $7.5 million. Net charge-offs for the first quarter were $7.1 million compared with $13.0 million for the fourth quarter of 2007 (excluding the Spruce Pine fraud-related charge-offs), and $1.5 million for the first quarter of 2007. Annualized net charge-offs to average loans was 48 basis points for the first quarter of 2008 compared to 87 basis points for the fourth quarter of 2007 and 11 basis points for the first quarter of 2007.

"In the fourth quarter, we identified problem credits, aggressively took charge-offs and write-downs, and increased our allowance for loan losses to prepare for the challenges of 2008," Tallent said. "We continued this process in the first quarter and provided $7.5 million for loan losses. This enables us to maintain our allowance for loan losses at an appropriate level for the current credit environment. We will continue to closely monitor our credit quality and the loan portfolio to ensure that we remain adequately reserved."

At quarter-end, non-performing assets totaled $89.9 million, compared with $46.3 million at December 31, 2007 and $14.3 million at March 31, 2007. The ratio of non-performing assets to total assets at the end of each quarter was 1.07, .56 and .20 percent, respectively.

"United's credit quality indicators reflected the national trend of rising delinquencies and foreclosures in the housing and residential construction markets," stated Tallent. "We will remain diligent in managing through the challenges, taking whatever steps are necessary to put problem credits behind us. Although we remain guarded in our credit quality outlook, we are cautiously optimistic that the traditionally higher-sales months in the spring and summer will bring buyers back into the housing market, providing some welcome relief."

Fee revenue of $14.2 million was down slightly from $14.4 million for the first quarter of 2007, primarily due to nonrecurring revenue in the first quarter of 2007. Service charges and fees on deposit accounts of $7.8 million increased $560,000, or 8 percent, from the first quarter of 2007 due to growth in transactions and new accounts as well as higher ATM and debit card usage. Brokerage fees were up $149,000 to $1.1 million due to strong retention efforts and new customer outreach. Other fee revenue of $1.5 million was down $487,000 due to a gain on the sale of property and a recovery of overpaid brokered deposit interest in the first quarter of 2007.

Operating expenses of $47.5 million reflected an increase of $2.7 million, or 6 percent, from the first quarter of 2007. Salaries and employee benefit costs of $28.8 million were $437,000, or 2 percent, higher than the first quarter of 2007. The acquisition in the second quarter last year added approximately $1.4 million, which was more than offset by lower incentive compensation in 2008. Occupancy expense increased $525,000 to $3.7 million due to the cost of operating additional banking offices.  Professional fees increased $442,000 to $1.9 million, reflecting higher fees associated with loan work-outs and foreclosures.  Other expenses of $5.6 million were $1.8 million higher than a year ago due to $911,000 of additional write-downs and related costs on foreclosed properties and an increase in FDIC insurance premiums of $923,000.

"The efficiency ratio for the first quarter of 59.05 percent was above our long-term target range of 56 to 58 percent," Tallent said.  "This was driven primarily by higher legal costs and write-downs on foreclosed property.  We continue to remain disciplined on expense controls."

The Board of Directors approved the second quarter 2008 dividend of 9 cents per share, which is the same dividend level that was paid in 2007.  "At quarter-end, all of our regulatory capital ratios were above the 'well-capitalized' level and our tangible equity-to-assets ratio was 6.73 percent," Tallent said. "Our core earnings have allowed us to build capital, improve ratios and provide strength for current and future challenges.   We are intently focused on maintaining capital at a level appropriate for the economic environment.

"With the uncertainty of the economy and the ongoing credit issues in the housing and residential construction market, 2008 will not be an easy year for banks," Tallent concluded.  "I want to thank our employees for their dedication and focus: no matter the economic cycle they continue to deliver the highest customer satisfaction scores in the industry.  True to form, they are maintaining and enhancing the kind of deep customer relationships that will drive United's growth and success when the economy improves."

Conference Call

United Community Banks will hold a conference call on Thursday, April 24, 2008, at 11 a.m. ET to discuss the contents of this news release, as well as share business highlights for the quarter. The telephone number for the conference call is (877) 660-8922 and the pass code is "UCBI." The conference call will also be available by web cast within the Investor Relations section of the company's web site at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $8.4 billion and operates 27 community banks with 109 banking offices located throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the company's web site at www.ucbi.com.

Safe Harbor

*This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 4 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.*

# # #

(Tables Follow)

**UNITED COMMUNITY BANKS, INC.**
**Financial Highlights**
**Selected Financial Information**

| (in thousands, except per share data; taxable equivalent) | 2008 First Quarter | 2007 Fourth Quarter | 2007 Third Quarter | 2007 Second Quarter | 2007 First Quarter | First Quarter 2008-2007 Change |
|---|---|---|---|---|---|---|
| **INCOME SUMMARY** | | | | | | |
| Interest revenue | $ 129,041 | $ 140,768 | $ 144,884 | $ 136,237 | $ 129,028 | |
| Interest expense | 62,754 | 71,038 | 73,203 | 68,270 | 63,923 | |
| Net interest revenue | 66,287 | 69,730 | 71,681 | 67,967 | 65,105 | 2 % |
| Provision for loan losses [1] | 7,500 | 26,500 | 3,700 | 3,700 | 3,700 | |
| Fee revenue | 14,197 | 16,100 | 15,615 | 16,554 | 14,382 | (1) |
| **Total operating revenue** | 72,984 | 59,330 | 83,596 | 80,821 | 75,787 | (4) |
| Operating expenses | 47,529 | 49,336 | 48,182 | 47,702 | 44,841 | 6 |
| Income before taxes | 25,455 | 9,994 | 35,414 | 33,119 | 30,946 | (18) |
| Income taxes | 9,377 | 3,960 | 12,878 | 12,043 | 11,601 | |
| **Net operating income** | 16,078 | 6,034 | 22,536 | 21,076 | 19,345 | (17) |
| Fraud loss provision, net of tax [1] | - | 1,833 | - | 9,165 | - | |
| **Net income** | $ 16,078 | $ 4,201 | $ 22,536 | $ 11,911 | $ 19,345 | (17) |
| **OPERATING PERFORMANCE** [1] | | | | | | |
| Earnings per common share: | | | | | | |
| Basic | $ .34 | $ .13 | $ .47 | $ .47 | $ .45 | (24) |
| Diluted | .34 | .13 | .46 | .46 | .44 | (23) |
| Return on tangible equity [2][3][4] | 13.16 % | 5.06 % | 17.54 % | 17.52 % | 17.18 % | |
| Return on assets [4] | .78 | .29 | 1.11 | 1.12 | 1.11 | |
| Dividend payout ratio | 26.47 | 69.23 | 19.15 | 19.15 | 20.00 | |
| **GAAP PERFORMANCE MEASURES** | | | | | | |
| Per common share: | | | | | | |
| Basic earnings | $ .34 | $ .09 | $ .47 | $ .26 | $ .45 | (24) |
| Diluted earnings | .34 | .09 | .46 | .26 | .44 | (23) |
| Cash dividends declared | .09 | .09 | .09 | .09 | .09 | - |
| Book value | 18.50 | 17.70 | 17.51 | 16.96 | 14.82 | 25 |
| Tangible book value [3] | 11.76 | 10.92 | 10.81 | 10.43 | 11.05 | 6 |
| Key performance ratios: | | | | | | |
| Return on equity [2][4] | 7.85 % | 2.01 % | 10.66 % | 7.05 % | 12.47 % | |
| Return on assets | .78 | .20 | 1.11 | .64 | 1.11 | |
| Net interest margin [4] | 3.55 | 3.73 | 3.89 | 3.94 | 3.99 | |
| Efficiency ratio | 59.05 | 57.67 | 55.34 | 56.59 | 56.56 | |
| Tangible equity to assets [3] | 6.73 | 6.58 | 6.65 | 6.65 | 6.66 | |
| **ASSET QUALITY** | | | | | | |
| Allowance for loan losses | $ 89,848 | $ 89,423 | $ 90,935 | $ 92,471 | $ 68,804 | |
| Net charge-offs [1] | 7,075 | 13,012 | 5,236 | 2,124 | 1,462 | |
| Non-performing loans | 67,728 | 28,219 | 46,783 | 30,849 | 12,319 | |
| OREO | 22,136 | 18,039 | 16,554 | 12,752 | 1,971 | |
| Total non-performing assets | 89,864 | 46,258 | 63,337 | 43,601 | 14,290 | |
| Allowance for loan losses to loans [1] | 1.51 % | 1.51 % | 1.28 % | 1.29 % | 1.27 % | |
| Net charge-offs to average loans [1][4] | .48 | .87 | .35 | .15 | .11 | |
| Non-performing assets to loans and OREO | 1.50 | .78 | 1.06 | .73 | .26 | |
| Non-performing assets to total assets | 1.07 | .56 | .77 | .54 | .20 | |
| **AVERAGE BALANCES** | | | | | | |
| Loans | $ 5,958,296 | $ 5,940,230 | $ 5,966,933 | $ 5,619,950 | $ 5,402,860 | 10 |
| Investment securities | 1,485,515 | 1,404,796 | 1,308,192 | 1,242,448 | 1,153,208 | 29 |
| Earning assets | 7,491,480 | 7,424,992 | 7,332,492 | 6,915,134 | 6,599,035 | 14 |
| Total assets | 8,305,621 | 8,210,120 | 8,083,739 | 7,519,392 | 7,092,710 | 17 |
| Deposits | 6,051,069 | 6,151,476 | 6,246,319 | 5,945,633 | 5,764,426 | 5 |
| Shareholders' equity | 855,659 | 837,195 | 834,094 | 672,348 | 624,100 | 37 |
| Common shares - basic | 46,966 | 47,203 | 48,348 | 44,949 | 43,000 | |
| Common shares - diluted | 47,272 | 47,652 | 48,977 | 45,761 | 43,912 | |
| **AT PERIOD END** | | | | | | |
| Loans | $ 5,967,839 | $ 5,929,263 | $ 5,952,749 | $ 5,999,093 | $ 5,402,198 | 10 |
| Investment securities | 1,508,402 | 1,356,846 | 1,296,826 | 1,213,659 | 1,150,424 | 31 |
| Total assets | 8,386,255 | 8,207,302 | 8,180,600 | 8,087,667 | 7,186,602 | 17 |
| Deposits | 6,175,769 | 6,075,951 | 6,154,308 | 6,361,269 | 5,841,687 | 6 |
| Shareholders' equity | 871,452 | 831,902 | 833,761 | 828,731 | 638,456 | 36 |
| Common shares outstanding | 47,004 | 46,903 | 47,542 | 48,781 | 43,038 | |

[1] Excludes effect of special $15 million fraud related provision for loan losses recorded in the second quarter of 2007, an additional $3 million provision in the fourth quarter of 2007, and $18 million of related loan charge-offs recorded in the fourth quarter of 2007.

[2] Net income available to common shareholders, which excludes preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss).

[3] Excludes effect of acquisition related intangibles and associated amortization.

[4] Annualized.

**UNITED COMMUNITY BANKS, INC.**
**Financial Highlights**
**Loan Portfolio Composition at Period-End**

| | 2008 | 2007 | | | | Linked Quarter Change[2] | Year over Year Change | |
|---|---|---|---|---|---|---|---|---|
| *(in millions)* | First Quarter | Fourth Quarter | Third Quarter | Second Quarter[1] | First Quarter | Actual | Actual | Excluding Acquired |
| **LOANS BY CATEGORY** | | | | | | | | |
| Commercial (sec. by RE) | $ 1,526 | $ 1,476 | $ 1,441 | $ 1,461 | $ 1,227 | 14 % | 24 % | 7 % |
| Commercial construction | 548 | 527 | 527 | 509 | 462 | 16 | 19 | 14 |
| Commercial & industrial | 437 | 418 | 408 | 421 | 315 | 18 | 39 | 4 |
| Total commercial | 2,511 | 2,421 | 2,376 | 2,391 | 2,004 | 15 | 25 | 8 |
| Residential construction | 1,791 | 1,830 | 1,939 | 2,013 | 1,874 | (9) | (4) | (14) |
| Residential mortgage | 1,491 | 1,502 | 1,459 | 1,413 | 1,353 | (3) | 10 | 9 |
| Consumer / installment | 175 | 176 | 179 | 182 | 171 | (2) | 2 | (2) |
| **Total loans** | $ 5,968 | $ 5,929 | $ 5,953 | $ 5,999 | $ 5,402 | 3 | 10 | 1 |
| | | | | | | | | |
| **LOANS BY MARKET** | | | | | | | | |
| Atlanta Region | $ 2,393 | $ 2,402 | $ 2,451 | $ 2,518 | $ 2,015 | (1) % | 19 % | (8) % |
| North Georgia | 2,071 | 2,060 | 2,026 | 2,032 | 2,010 | 2 | 3 | 3 |
| Western North Carolina | 816 | 806 | 834 | 816 | 782 | 5 | 4 | 4 |
| Coastal Georgia | 439 | 416 | 402 | 396 | 372 | 22 | 18 | 18 |
| East Tennessee | 249 | 245 | 240 | 237 | 223 | 7 | 12 | 12 |
| **Total loans** | $ 5,968 | $ 5,929 | $ 5,953 | $ 5,999 | $ 5,402 | 3 | 10 | 1 |
| | | | | | | | | |
| **RESIDENTIAL CONSTRUCTION** | | | | | | | | |
| Dirt loans | | | | | | | | |
| Acquisition & development | $ 583 | $ 593 | $ 596 | $ 602 | $ 580 | (7) % | 1 % | (8) % |
| Land loans | 130 | 126 | 125 | 113 | 122 | 13 | 7 | 4 |
| Lot loans | 406 | 407 | 403 | 393 | 362 | (1) | 12 | 5 |
| Total | 1,119 | 1,126 | 1,124 | 1,108 | 1,064 | (2) | 5 | (2) |
| | | | | | | | | |
| House loans | | | | | | | | |
| Spec | 460 | 473 | 539 | 596 | 533 | (11) % | (14) % | (26) % |
| Sold | 212 | 231 | 276 | 309 | 277 | (33) | (23) | (35) |
| Total | 672 | 704 | 815 | 905 | 810 | (18) | (17) | (29) |
| **Total residential construction** | $ 1,791 | $ 1,830 | $ 1,939 | $ 2,013 | $ 1,874 | (9) | (4) | (14) |
| | | | | | | | | |
| **RESIDENTIAL CONSTRUCTION - ATLANTA REGION** | | | | | | | | |
| Dirt loans | | | | | | | | |
| Acquisition & development | $ 305 | $ 311 | $ 312 | $ 336 | $ 317 | (8) % | (4) % | (19) % |
| Land loans | 55 | 54 | 53 | 50 | 52 | 7 | 6 | - |
| Lot loans | 129 | 131 | 135 | 140 | 113 | (6) | 14 | (8) |
| Total | 489 | 496 | 500 | 526 | 482 | (6) | 1 | (14) |
| | | | | | | | | |
| House loans | | | | | | | | |
| Spec | 279 | 286 | 328 | 378 | 298 | (10) % | (6) % | (28) % |
| Sold | 76 | 82 | 112 | 140 | 124 | (29) | (39) | (65) |
| Total | 355 | 368 | 440 | 518 | 422 | (14) | (16) | (38) |
| **Total residential construction** | $ 844 | $ 864 | $ 940 | $ 1,044 | $ 904 | (9) | (7) | (25) |

(1) Acquired Gwinnett Commercial Group on June 1, 2007 with total loans of $534 million in the Atlanta Region:
(2) Annualized.

**UNITED COMMUNITY BANKS, INC.**
**Operating Earnings to GAAP Earnings Reconciliation**
*(in thousands, except per share data)*

| | First Quarter 2008 | Fourth Quarter 2007 | Third Quarter 2007 | Second Quarter 2007 |
|---|---|---|---|---|
| Special provision for fraud related loan losses | $ - | $ 3,000 | $ - | $ 15,000 |
| Income tax effect of special provision | - | 1,167 | - | 5,835 |
| After-tax effect of special provision | $ - | $ 1,833 | $ - | $ 9,165 |
| **Net Income Reconciliation** | | | | |
| Operating net income | $ 16,078 | $ 6,034 | $ 22,536 | $ 21,076 |
| After-tax effect of special provision and merger-related charges | - | (1,833) | - | (9,165) |
| Net income (GAAP) | $ 16,078 | $ 4,201 | $ 22,536 | $ 11,911 |
| **Basic Earnings Per Share Reconciliation** | | | | |
| Basic operating earnings per share | $ .34 | $ .13 | $ .47 | $ .47 |
| Per share effect of special provision and merger-related charges | - | (.04) | - | (.21) |
| Basic earnings per share (GAAP) | $ .34 | $ .09 | $ .47 | $ .26 |
| **Diluted Earnings Per Share Reconciliation** | | | | |
| Diluted operating earnings per share | $ .34 | $ .13 | $ .46 | $ .46 |
| Per share effect of special provision and merger-related charges | - | (.04) | - | (.20) |
| Diluted earnings per share (GAAP) | $ .34 | $ .09 | $ .46 | $ .26 |
| **Provision for Loan Losses Reconciliation** | | | | |
| Operating provision for loan losses | $ 7,500 | $ 26,500 | $ 3,700 | $ 3,700 |
| Special provision for fraud related loan losses | - | 3,000 | - | 15,000 |
| Provision for loan losses (GAAP) | $ 7,500 | $ 29,500 | $ 3,700 | $ 18,700 |
| **Nonperforming Assets Reconciliation** | | | | |
| Nonperforming assets excluding fraud-related assets | $ 85,182 | $ 40,956 | $ 39,761 | $ 19,968 |
| Fraud-related loans and OREO included in nonperforming assets | 4,682 | 5,302 | 23,576 | 23,633 |
| Nonperforming assets (GAAP) | $ 89,864 | $ 46,258 | $ 63,337 | $ 43,601 |
| **Allowance for Loan Losses Reconciliation** | | | | |
| Allowance for loan losses excluding special fraud-related allowance | $ 89,848 | $ 89,423 | $ 75,935 | $ 77,471 |
| Fraud-related allowance for loan losses | - | - | 15,000 | 15,000 |
| Allowance for loan losses (GAAP) | $ 89,848 | $ 89,423 | $ 90,935 | $ 92,471 |
| **Net Charge Offs Reconciliation** | | | | |
| Net charge offs excluding charge off of fraud-related loans | $ 7,075 | $ 13,012 | $ 5,236 | $ 2,124 |
| Fraud-related loans charged off | - | 18,000 | - | - |
| Net charge offs (GAAP) | $ 7,075 | $ 31,012 | $ 5,236 | $ 2,124 |
| **Allowance for Loan Losses to Loans Ratio Reconciliation** | | | | |
| Allowance for loan losses to loans ratio excluding fraud-related allowance | 1.51 % | 1.51 % | 1.28 % | 1.29 % |
| Portion of allowance assigned to fraud-related loans | - | - | .25 | .25 |
| Allowance for loan losses to loans ratio (GAAP) | 1.51 % | 1.51 % | 1.53 % | 1.54 % |
| **Nonperforming Assets to Total Assets Ratio Reconciliation** | | | | |
| Nonperforming assets to total assets ratio excluding fraud-related assets | 1.02 % | .50 % | .49 % | .25 % |
| Fraud-related nonperforming assets | .05 | .06 | .28 | .29 |
| Nonperforming assets to total assets ratio (GAAP) | 1.07 % | .56 % | .77 % | .54 % |
| **Net Charge Offs to Average Loans Ratio Reconciliation** | | | | |
| Net charge offs to average loans ratio excluding fraud-related loans | .48 % | .87 % | .35 % | .15 % |
| Charge offs of fraud-related loans | - | 1.20 | - | - |
| Net charge offs to average loans ratio (GAAP) | .48 % | 2.07 % | .35 % | .15 % |

# UNITED COMMUNITY BANKS, INC.
## Consolidated Statement of Income *(unaudited)*

| (in thousands, except per share data) | Three Months Ended March 31, | |
|---|---|---|
| | **2008** | **2007** |
| **Interest revenue:** | | |
| Loans, including fees | $ 109,266 | $ 114,073 |
| Investment securities: | | |
| Taxable | 18,628 | 13,968 |
| Tax exempt | 394 | 447 |
| Federal funds sold and deposits in banks | 222 | 58 |
| Total interest revenue | 128,510 | 128,546 |
| **Interest expense:** | | |
| Deposits: | | |
| NOW | 8,587 | 10,627 |
| Money market | 2,913 | 2,540 |
| Savings | 227 | 309 |
| Time | 38,884 | 41,625 |
| Total deposit interest expense | 50,611 | 55,101 |
| Federal funds purchased, repurchase agreements, & other short-term borrowings | 4,318 | 1,817 |
| Federal Home Loan Bank advances | 5,745 | 4,801 |
| Long-term debt | 2,080 | 2,204 |
| Total interest expense | 62,754 | 63,923 |
| Net interest revenue | 65,756 | 64,623 |
| Provision for loan losses | 7,500 | 3,700 |
| Net interest revenue after provision for loan losses | 58,256 | 60,923 |
| **Fee revenue:** | | |
| Service charges and fees | 7,813 | 7,253 |
| Mortgage loan and other related fees | 1,963 | 2,223 |
| Consulting fees | 1,807 | 1,747 |
| Brokerage fees | 1,093 | 944 |
| Securities gains, net | - | 207 |
| Other | 1,521 | 2,008 |
| Total fee revenue | 14,197 | 14,382 |
| **Total revenue** | 72,453 | 75,305 |
| **Operating expenses:** | | |
| Salaries and employee benefits | 28,754 | 28,317 |
| Communications and equipment | 3,832 | 3,812 |
| Occupancy | 3,716 | 3,191 |
| Advertising and public relations | 1,351 | 2,016 |
| Postage, printing and supplies | 1,592 | 1,660 |
| Professional fees | 1,921 | 1,479 |
| Amortization of intangibles | 767 | 564 |
| Other | 5,596 | 3,802 |
| Total operating expenses | 47,529 | 44,841 |
| Income before income taxes | 24,924 | 30,464 |
| Income taxes | 8,846 | 11,119 |
| **Net income** | $ 16,078 | $ 19,345 |
| Earnings per common share: | | |
| Basic | $ .34 | $ .45 |
| Diluted | .34 | .44 |
| Dividends per common share | .09 | .09 |
| Weighted average common shares outstanding: | | |
| Basic | 46,966 | 43,000 |
| Diluted | 47,272 | 43,912 |

# UNITED COMMUNITY BANKS, INC.
## Consolidated Balance Sheet

| (in thousands, except share and per share data) | March 31, 2008 | December 31, 2007 | March 31, 2007 |
|---|---|---|---|
| | (unaudited) | (audited) | (unaudited) |
| **ASSETS** | | | |
| Cash and due from banks | $ 169,538 | $ 157,549 | $ 159,543 |
| Interest-bearing deposits in banks | 13,417 | 62,074 | 22,644 |
| Cash and cash equivalents | 182,955 | 219,623 | 182,187 |
| Securities available for sale | 1,508,402 | 1,356,846 | 1,150,424 |
| Mortgage loans held for sale | 28,451 | 28,004 | 31,633 |
| Loans, net of unearned income | 5,967,839 | 5,929,263 | 5,402,198 |
| Less allowance for loan losses | 89,848 | 89,423 | 68,804 |
| Loans, net | 5,877,991 | 5,839,840 | 5,333,394 |
| Premises and equipment, net | 180,746 | 180,088 | 150,332 |
| Accrued interest receivable | 59,585 | 62,828 | 60,677 |
| Goodwill and other intangible assets | 324,041 | 325,305 | 166,073 |
| Other assets | 224,084 | 194,768 | 111,882 |
| **Total assets** | $ 8,386,255 | $ 8,207,302 | $ 7,186,602 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Liabilities: | | | |
| Deposits: | | | |
| Demand | $ 690,028 | $ 700,941 | $ 675,969 |
| NOW | 1,523,942 | 1,474,818 | 1,406,287 |
| Money market | 431,623 | 452,917 | 277,184 |
| Savings | 187,911 | 186,392 | 176,891 |
| Time: | | | |
| Less than $100,000 | 1,535,742 | 1,573,604 | 1,619,865 |
| Greater than $100,000 | 1,375,000 | 1,364,763 | 1,366,360 |
| Brokered | 431,523 | 322,516 | 319,131 |
| Total deposits | 6,175,769 | 6,075,951 | 5,841,687 |
| Federal funds purchased, repurchase agreements, and other short-term borrowings | 532,896 | 638,462 | 77,367 |
| Federal Home Loan Bank advances | 615,324 | 519,782 | 464,072 |
| Long-term debt | 107,996 | 107,996 | 113,151 |
| Accrued expenses and other liabilities | 82,818 | 33,209 | 51,869 |
| **Total liabilities** | 7,514,803 | 7,375,400 | 6,548,146 |
| Shareholders' equity: | | | |
| Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized; 25,800, 25,800 and 32,200 shares issued and outstanding | 258 | 258 | 322 |
| Common stock, $1 par value; 100,000,000 shares authorized; 48,809,301, 48,809,301 and 43,037,840 shares issued | 48,809 | 48,809 | 43,038 |
| Common stock issuable; 90,505, 73,250 and 35,154 shares | 2,410 | 2,100 | 1,043 |
| Capital surplus | 463,095 | 462,881 | 273,575 |
| Retained earnings | 359,248 | 347,391 | 321,721 |
| Treasury stock; 1,805,078 and 1,905,921shares, at cost | (41,351) | (43,798) | - |
| Accumulated other comprehensive income (loss) | 38,983 | 14,261 | (1,243) |
| **Total shareholders' equity** | 871,452 | 831,902 | 638,456 |
| **Total liabilities and shareholders' equity** | $ 8,386,255 | $ 8,207,302 | $ 7,186,602 |

# UNITED COMMUNITY BANKS, INC.

## Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended March 31,

| (dollars in thousands, taxable equivalent) | 2008 Average Balance | 2008 Interest | 2008 Avg. Rate | 2007 Average Balance | 2007 Interest | 2007 Avg. Rate |
|---|---|---|---|---|---|---|
| **Assets:** | | | | | | |
| Interest-earning assets: | | | | | | |
| Loans, net of unearned income [1][2] | $5,958,296 | $109,252 | 7.37 % | $5,402,860 | $113,868 | 8.55 % |
| Taxable securities [3] | 1,448,224 | 18,628 | 5.15 | 1,109,847 | 13,968 | 5.03 |
| Tax-exempt securities [1][3] | 37,291 | 648 | 6.95 | 43,361 | 735 | 6.78 |
| Federal funds sold and other interest-earning assets | 47,669 | 513 | 4.30 | 42,967 | 457 | 4.25 |
| **Total interest-earning assets** | 7,491,480 | 129,041 | 6.92 | 6,599,035 | 129,028 | 7.92 |
| Non-interest-earning assets: | | | | | | |
| Allowance for loan losses | (92,025) | | | (68,187) | | |
| Cash and due from banks | 154,706 | | | 120,637 | | |
| Premises and equipment | 181,355 | | | 146,832 | | |
| Other assets [3] | 570,105 | | | 294,393 | | |
| **Total assets** | $8,305,621 | | | $7,092,710 | | |
| **Liabilities and Shareholders' Equity:** | | | | | | |
| Interest-bearing liabilities: | | | | | | |
| Interest-bearing deposits: | | | | | | |
| NOW | $1,462,116 | $ 8,587 | 2.36 | $1,322,818 | $ 10,627 | 3.26 |
| Money market | 439,049 | 2,913 | 2.67 | 261,753 | 2,540 | 3.94 |
| Savings | 184,812 | 227 | .49 | 175,275 | 309 | .71 |
| Time less than $100,000 | 1,553,313 | 18,223 | 4.72 | 1,641,507 | 19,796 | 4.89 |
| Time greater than $100,000 | 1,365,307 | 16,370 | 4.82 | 1,385,401 | 17,916 | 5.24 |
| Brokered | 374,402 | 4,291 | 4.61 | 334,753 | 3,913 | 4.74 |
| Total interest-bearing deposits | 5,378,999 | 50,611 | 3.78 | 5,121,507 | 55,101 | 4.36 |
| Federal funds purchased and other borrowings | 551,812 | 4,318 | 3.15 | 139,256 | 1,817 | 5.29 |
| Federal Home Loan Bank advances | 661,498 | 5,745 | 3.49 | 395,746 | 4,801 | 4.92 |
| Long-term debt | 107,996 | 2,080 | 7.75 | 113,234 | 2,204 | 7.89 |
| Total borrowed funds | 1,321,306 | 12,143 | 3.70 | 648,236 | 8,822 | 5.52 |
| **Total interest-bearing liabilities** | 6,700,305 | 62,754 | 3.77 | 5,769,743 | 63,923 | 4.49 |
| Non-interest-bearing liabilities: | | | | | | |
| Non-interest-bearing deposits | 672,070 | | | 642,919 | | |
| Other liabilities | 77,587 | | | 55,948 | | |
| Total liabilities | 7,449,962 | | | 6,468,610 | | |
| Shareholders' equity | 855,659 | | | 624,100 | | |
| **Total liabilities and shareholders' equity** | $8,305,621 | | | $7,092,710 | | |
| **Net interest revenue** | | $ 66,287 | | | $ 65,105 | |
| Net interest-rate spread | | | 3.15 % | | | 3.43 % |
| **Net interest margin** [4] | | | 3.55 % | | | 3.99 % |

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized gains of $15.9 million in 2008 and pretax unrealized losses of $10.0 million in 2007 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.